Exhibit 7.1

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges calculated in accordance with IFRS for the twelve month periods ended December 31, 2016, 2015, 2014, 2013 and 2012 are as follows:

	2016	2015	2014	2013	2012
IFRS	8.9	11.3	6.1	9.9	19.9

For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.